Exhibit B

Ceragon to Provide Leading North American WiMAX Operator
with High-Capacity Wireless IP BackhaulSolutions

Initial orders for Ceragon FibeAir® solutions are valued several millions of dollars

        TEL AVIV, Israel, October 8, 2009 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, today announced that it has received a significant equipment order from a leading WiMAX operator in North America. Ceragon’s FibeAir® point-to-point microwave solutions will support the operator’s ongoing network expansion and will be deployed initially in two major US cities. The current order is valued at several millions of dollars.

        Ceragon’s FibeAir IP-10 features enhanced Ethernet networking capabilities. The solution helps to simplify network design and maintenance, and improves over-all network availability and reliability in order to support advanced broadband and multimedia services. Supporting scalable pay-as-you-grow capacity increase and flexible network design, Ceragon FibeAir solutions allow operators to accelerate the expansion and coverage of their fixed and mobile networks with simple, fast and cost efficient deployment.

        “We are very happy to have been selected by one of the pioneering mobile WiMAX operators in North America,” said Ira Palti, President and Chief Executive Officer of Ceragon. “Our solutions are a perfect-fit for WiMAX data architecture, providing high-capacity, Native Ethernet traffic for access and aggregation backhaul. In addition, our focus on operational excellence allows us to deliver thousands of units a month and serve high-volume customers.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native(2)® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

        Company and Investor Relations Contact:
        Yoel Knoll
        Ceragon Networks Ltd.
        +972-3-766-6419
        yoelk@ceragon.com